THE BON-TON STORES, INC.
2801 East Market Street
York, PA 17402
September 8, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Michael Moran
Mail Stop 3561

Re:	The Bon-Ton Stores, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended January 28, 2006
Filed April 13, 2006
File No. 0-19517
Form 10-Q for Three Months Ended April 29, 2006
Filed June 8, 2006
File No. 0-19517
Ladies and Gentlemen:
This letter is in response to the Securities and Exchange Commission’s (the “Commission”) letter dated August 24, 2006 to Mr. Byron L. Bergren, the Company’s President and Chief Executive Officer, containing comments with respect to the Company’s above referenced filings pursuant to the Securities Exchange Act of 1934. For convenience of matching our responses to your comments, the comments and responses set forth below are titled to correspond with your comments.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Fiscal 2005 Compared to Fiscal 2004, page 22
1.	Store and item intensifications, foundations area and certain other apparel industry terms may not be easily recognizable to average investors. In future filings please use phrases that transparently express the financial condition and results of operations to investors less familiar with retail industry terms.

RESPONSE: The Company will revise its terminology in future filings to provide a transparent and informative presentation of the financial condition and operating results for readers and investors who may be less familiar with retail industry terms.

Securities and Exchange Commission
September 8, 2006

Costs and Expenses, page 22
2.	We see your discussion mentions the year to year changes, in both absolute dollar and percentage terms, for functional cost and expense classifications. In future interim and annual filings please provide an expanded analysis that separately quantifies material elements and discusses the underlying qualitative factors contributing to these changes. For example, quantify how much the gross margin was individually impacted by changes in the markup, shrinkage and markdown rates. See SEC Release No. 33-8350.

RESPONSE: In future interim and annual filings, the Company will expand its analysis to afford the reader a clearer understanding of the drivers of the changes in the results of operations. In accordance with SEC Release No. 33-8350, key drivers or trends that the Company believes are determinable, material and anticipated to continue in future periods will be disclosed quantitatively and discussed qualitatively as appropriate.
Contractual Obligations, page 28
3.	Please advise whether or not other long-term liability amounts representing real estate lease related and other amounts are included in your tabular disclosure and revise your disclosure in future filings as appropriate.

RESPONSE: Approximately $1.1 million of the $18.6 million of real estate lease related long-term liabilities is a cash accrual (disclosed in our Note 7 in our Form 10-Q for the three months ended April 29, 2006) and the Company disclosed this item in the Contractual Obligations table (included in Operating leases). The balance of the real estate lease related long-term liabilities are non-cash and appropriately excluded from the table. The other long-term liabilities are comprised of multiple items, some of which are disclosed in the table and others which are not disclosed in the table. Other long-term liabilities will be included, as appropriate, in the Contractual Obligations tabular disclosure in future filings.
Notes to Consolidated Financial Statements, page F-7
3. Accrued Expenses and Other Long-Term Liabilities, page F-18

4.	We note you are self insured for certain workers’ compensation and health insurance related claims. Please tell us and disclose in future filings the amount of your self insurance liabilities as of your balance sheet dates and where these amounts are classified. Also, please disclose the changes in the reserves related to your self-insurance obligations to the extent the amounts are material.

RESPONSE: The Company’s self insurance liabilities were $3.9 million and $5.7 million as of January 28, 2006 and January 29, 2005, respectively. The Company did not provide this information in its Form 10-K as it was not required to be disclosed separately or believed to be material. Additionally, the changes in the reserves were not material for the periods presented. After the acquisition completed in the first quarter of fiscal 2006, the Company did add self insurance liabilities to the critical

Securities and Exchange Commission
September 8, 2006

accounting policies in the Form 10-Q for the three months ended April 29, 2006. In future filings, the Company will continue to reflect the self insurance liabilities as a critical accounting policy and will disclose, if material or appropriate, the amounts of the liabilities and where they are classified as well as changes in the reserves.
12. Shareholders’ Equity, page F-27
5.	Please disclose the pertinent rights and privileges of the outstanding common shares. See paragraphs 2 and 4 of SFAS No. 129.

RESPONSE: The Company believes it has provided the required rights and privileges information for all outstanding securities as defined by paragraphs 2 and 4 of SFAS No. 129. The Company disclosed the heavy voting rights of the Class A Common Stock as well as the impact of the conversion, sale or transfer of Class A Common Stock on the voting rights of the Class A Common Stock. As there are no other differences in the rights and privileges of the Class A Common Stock and the Common Stock, the Company does not believe any other disclosures are appropriate or required.
19. Guarantor and Non-Guarantor Subsidiaries, page F-39
6.	Please advise us whether the subsidiary guarantors are 100% owned by the parent registrant and whether all guarantees are full and unconditional and joint and several. If true, please disclose in future filings. See Rule 3-10(i)(8) of Regulation S-X.

RESPONSE: The subsidiary guarantors are 100% owned by the parent registrant and all guarantees are full and unconditional and joint and several. In accordance with Rule 3-10(i)(8) of Regulation S-X, we will include this information in future filings.
Exhibits 31.1 and 31.2
7.	In future filings please exclude all titles and list only the individual names of the certifying officers in your introductory paragraphs. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm for us, if true, the certifications of your officers dated April 12, 2006 and June 8, 2006 are not limited in their individual capacities by the inclusion of their professional titles.

RESPONSE: In future filings, the Company will exclude all titles and list only the names of the certifying officers in the introductory paragraph. The Company believes that all other wording as presented in the certifications is in the exact format as set forth in Item 601(b)(31) of Regulation S-K. Additionally, the certifications of the Company’s officers dated April 12, 2006 and June 8, 2006 are not limited in their individual capacities by the inclusion of their professional titles in the introductory paragraphs.

Securities and Exchange Commission
September 8, 2006

     Per your request, the Company acknowledges as follows:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (717) 751-3107 should you have any questions.
Sincerely,
/s/ Keith E. Plowman
Keith E. Plowman
Executive Vice President
and Chief Financial Officer

cc:	Byron L. Bergren, President and Chief Executive Officer Philip M. Browne, Chairman of the Audit Committee of the Board of Directors Darrick M. Mix, Wolf, Block, Schorr and Solis-Cohen LLP